CALAMOS INVESTMENT TRUST

2020 Calamos Court

Naperville, Illinois 60563

August 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Calamos Timpani SMID Growth Fund, a series of Calamos Investment Trust

(File No. 33-19228; 811-05443)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Calamos Investment Trust (the “Trust”), on behalf of its series, Calamos Timpani SMID Growth Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-1A (together with all exhibits thereto) filed as Post-Effective Amendment No. 128 under the Securities Act of 1933, as amended (“Securities Act”) and as Amendment No. 130 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement on July 29, 2019 (Accession No. 0001193125-19-205684), in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

On July 31, 2019, the Trust filed a registration statement on Form N-1A (Post-Effective Amendment No. 129 under the Securities Act and Amendment No. 131 under the 1940 Act (Accession No. 0001193125-19-207705)) which became immediately effective in accordance with rule 485(b) under the Securities Act and the Trust’s 485BXT filed on July 11, 2019 (Accession No. 0001193125-19-192338). Shares of beneficial interest of the Fund have been sold pursuant to this registration statement.

Pursuant to the foregoing, the Trust hereby respectfully requests that the withdrawal of the Registration Statement (as defined above (Accession No. 0001193125-19-205684)) be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of July 29, 2019 unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Rita Rubin of Ropes & Gray LLP, at (312) 845-1241.

Sincerely,

CALAMOS INVESTMENT TRUST, on behalf of Calamos Timpani SMID Growth Fund

By:	/s/ J. Christopher Jackson
J. Christopher Jackson, Esq.
Vice President and Secretary